NOTIFICATION OF LATE FILING
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25

NOTIFICATION OF LATE FILING
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(CHECK ONE):  [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K   [ ]Form
10-Q  [ ]Form
N-SAR   [ ] Form N-CSR

For the period ended: December 31, 2008
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

GENETHERA, INC.
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Full Name of Registrant


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Former Name if Applicable

5255 Marshall Street
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Address of Principal Executive Office (Street and Number)


Arvada, CO 80002
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or
 the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed  due  date;  and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-
Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to prepare its 10-KSB within the prescribed time period because the audit is not complete. We must re-audit the 2007 10-K filing before finalizing our current
2008 10-K filing. Our auditors need more time to complete both filings.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tannya L. Irizarry               (303) 463-6371
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(Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [X]Yes [ ] No
____________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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GENETHERA, INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     March 31, 2009
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By       /s/ Tannya L. Irizarry
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         Tannya Irizarry
         Chief Financial Officer (Interim)